

April 13, 2021

Kathleen Oberg
Chief Financial Officer
Marriott International, Inc.
10400 Fernwood Road
Bethesda, MD 20817

      Re: Marriott International, Inc.
          Form 10-K for the Year Ended December 31, 2020
          Filed February 18, 2021
          Form 10-K/A for the Year Ended December 31, 2020
          Filed April 2, 2021
          File No. 001-13881

Dear Ms. Oberg:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction